Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Chiasma, Inc.

Draft Registration Statement on Form S-1

Submitted April 17, 2015

CIK No. 0001339469

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Chiasma, Inc. (the “Company”) in response to the May 15, 2015 comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on April 17, 2015 (the “Draft Registration Statement”). Concurrently with this letter, the Company is confidentially submitting to the Commission Amendment No. 1 to the Draft Registration Statement (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Company Overview, page 1

1.	We refer to your disclosure in the first paragraph regarding “oral octreotide.” Please revise your disclosure to include a general description of oral octreotide including whether it is a solution, powder or a pill. If oral octreotide is being developed in a pill form, please disclose whether it is a solid or gel cap formulation. In addition, please discuss any special handling requirements including refrigeration, if applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 92 of the Registration Statement to clarify that oral octreotide is available in a pill, liquid-filled solid gelatin capsule formulation and that the Company expects that patients who are prescribed oral octreotide by their physicians will receive a 28-day supply of pills, which may be stored at room temperature.

Our Proprietary TPE Technology Platform, page 2

2.	Please describe the meaning and significance of “peptides” at its first reference.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 87 to describe the meaning and significance of “peptide.”

3.	Please revise your disclosure to include a brief discussion of whether your technology was developed in-house or was acquired pursuant to a purchase, assignment or license. If so, please identify the licensor or assignor and whether any such license or assignment is exclusive or non-exclusive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 99 of the Registration Statement to clarity that the Company’s TPE platform was developed internally by Company scientists.

4.	Please expand your disclosure regarding octreotide to include:

•	a brief description about the proprietary or non-proprietary nature of octreotide;

•	whether octreotide is currently proprietary or was recently proprietary and if so, please identify the owner of the compound and briefly describe the nature of the proprietary rights such owner holds or held; and

•	whether the company is required to obtain any licenses or rights to commercialize its product including a discussion of any plans or proposals to license or otherwise obtain the requisite rights to commercialize the product.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Response: In response to the Staff’s comment and comment #5 below, the Company has revised its disclosure on page 2 of the Registration Statement to add a paragraph briefly describing the FDA’s 505(b)(2) regulatory pathway. In this paragraph, the Company explains that the short-acting subcutaneous injectable formulation of octreotide, the reference drug for the Company’s planned NDA submission for oral octreotide in acromegaly using the FDA’s 505(b)(2) regulatory pathway, has been approved by the FDA in generic form and is therefore no longer proprietary. As such, the Company will not be required to obtain any license or require any rights to commercialize oral octreotide, if approved

5.	We refer to your disclosure in the first full paragraph on page 3. Please revise your disclosure to briefly describe the FDA’s 505(b)(2) regulatory pathway.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Registration Statement to briefly describe the FDA’s 505(b)(2) regulatory pathway.

Risks Affecting Us, page 4

6.	Please supplement your list of bullet point risk factors to address the risk associated with your ability or inability to enter into strategic collaboration or licensing agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Registration Statement to supplement its list of bullet point risk factors to address the risk associated with its ability or inability to enter into strategic collaborations or license agreements.

Risk Factors, page 11

7.	We refer to your disclosure in the last paragraph under Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws on page 144. Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your amended and restated certificate of incorporation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Registration Statement to include a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in the Company’s amended and restated certificate of incorporation and amended and restated bylaws.

8.	We note that some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). Please expand your disclosure in the risk factor beginning at the bottom of page 14 to explain the nature of such challenges and how, if such challenges were successful, they would impede your planned operations.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15-16 of the Registration Statement to expand the risk factor disclosure to explain the nature of the challenges to the FDA’s interpretation of Section 505(b)(2) from pharmaceutical companies and others and how, if such challenges were successful, they would impede the Company’s planned operations.

9.	We refer to your first full risk paragraph on page 35 and the subsequent risk factor on page 36. We also note, that these risk factors appear to be substantially similar and repetitive. Please revise these risk factors to provide one concise risk factor to discuss the risk described therein.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 35-36 of the Registration Statement to remove the subsequent risk factor regarding reliance on contract research organizations and incorporated the relevant concepts from the deleted risk factor into one concise risk factor discussing the risks related to the Company’s reliance on third parties to conduct its clinical trials and nonclinical studies.

Industry And Market Data, page 57

10.	We refer to the second and last sentences in the first paragraph of this section. The inclusion of these statements might cause a potential investor to believe the registrant is not liable for some of the information included in your prospectus. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these sentences from your registration statement. Alternatively, please clearly state that the registrant is liable for all of the information contained in the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Registration Statement to delete the sentences noted in the comment.

Use of Proceeds, page 58

11.	Please revise your disclosure to provide your best reasonable estimate of whether the amount of proceeds allocated will be sufficient to accomplish your plans to build your corporate infrastructure, including your U.S. sales and marketing operations, to support the commercial launch of oral octreotide in the United States for the treatment of acromegaly. Additionally, please clarify whether the allocated proceeds will be sufficient to complete your Phase III and Phase II studies discussed in the second and third bullets, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Registration Statement to confirm that it believes its intended allocation of the net proceeds from the offering will be sufficient to accomplish its plans to build its corporate infrastructure to support

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

commercial launch of oral octreotide in the United States for the treatment of acromegaly as well as to complete its planned Phase 3 clinical trial of oral octreotide to support regulatory approval in Europe for the treatment of acromegaly and to complete its planned Phase 2 clinical trial of oral octreotide for the treatment of neuroendocrine tumors.

Stock-Based Compensation, page 75

12.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement once an estimated offering price has been determined to provide an analysis explaining the reasons for the difference between recent valuations of its common stock leading up to the IPO and the estimated offering price. The Company also understands that the Staff will need a reasonable period of time to review the disclosures prior to effectiveness of the Registration Statement.

Our Product Candidate Pipeline, page 86

13.	We refer to your product pipeline table on page 86. Please revise your table to identify the new orphan indication for oral octreotide that is described as Phase 2 ready as well as the compounds and indication for Product Candidate 2 and Product Candidate 3. The product pipeline table is intended to provide information about actual products. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table. Accordingly, please identify the indication and compound for the last three products in the table or alternately, eliminate them from the table.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the product pipeline table on page 90 of the Registration Statement to remove the references to a planned new orphan indication for oral octreotide, as well as the references to Product Candidates 2 and 3. The Company advises the Staff that it has not identified the new orphan indication for oral octreotide or finally selected the new planned product candidates, and that, given the highly competitive nature of the biotechnology industry, additional disclosure concerning these programs would result in competitive harm to the Company.

The Company also advises the Staff that it has clarified its disclosure concerning its research and development efforts, generally. As disclosed on pages 3, 87 and 100 of the Registration Statement, the

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Company believes that its TPE technology platform is well suited to other products, and that it has conducted nonclinical proof of concept studies for potential product candidates. As disclosed on pages 58, 90 and 99, the Company plans to use a portion of the proceeds from this offering to initiate clinical trials of oral octreotide in a new orphan indication, once identified, advance its research and development activities across a number of potential product candidates, and to announce at least one new product candidate in late 2016 and to initiate nonclinical development of another potential product candidate in 2017. While no final decisions have been made concerning the selection of the new orphan indication of oral octreotide or the new product candidates at this time, the Company believes this is valuable disclosure for investors concerning its research and development activities. The Company has clarified that it has not yet selected the new orphan indication or a specific product candidate for advancement.

Trial Results, page 90

14.	We refer to your disclosure following your tables on page 92 that the safety profile of oral octreotide was consistent with the known safety profile of octreotide and the disease burden of acromegaly, but without adverse injection-site reactions. Please expand your disclosure to provide a discussion of the safety profile of oral octreotide.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement to discuss the safety profile of oral octreotide.

15.	We refer to your disclosures on page 91. Please clarify whether any statistical analysis was performed relating to the lower GH and IGF-1 levels. If so, state whether such analysis demonstrated any statistically significant results. Also, disclose the corresponding p-values.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not perform any statistical analysis related to the lower GH and IGF-1 levels. The Company has revised its disclosure on page 96 of the Registration Statement to confirm that no such statistical analysis was performed by the Company.

Planned Phase 3 Clinical Trial, page 92

16.	We refer to your disclosures concerning the EMA and the advisement of the necessity of an actively controlled study prior to filing for EMA approval. Please clarify whether the FDA has advised the company that they will not need such study, as the company will be filing an NDA without a second Phase III actively controlled study as mandated by the EMA. If the company has not been so advised, please disclose why the company believes it will not need to complete such a study prior to filing an NDA.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of the Registration Statement to discuss how the FDA advised the Company that it had not identified an issue that would preclude the Company from submitting an NDA for its review.

Other Indications for Oral Octreotide, page 95

17.	We refer to your last sentence in the first paragraph on page 95. Please revise your disclosure to include the identity of the orphan indications the company has identified for clinical study.

Response: The Company respectfully refers the Staff to its response to comment #13 above. The Company advises the Staff that it has revised its disclosure on pages 58, 90 and 99 of the Registration Statement to specify that the Company intends to initiate clinical trials of oral octreotide but that no new orphan indication for oral octreotide has yet been identified.

Manufacturing, page 97

18.	We refer to your disclosure regarding your third-party suppliers and manufacturers. We also note your bulleted risk factor disclosure and your risk factor on page 25, citing your dependence on a limited number of third parties to manufacture oral octreotide and disclosure of a limited number of manufacturers who are both capable of manufacturing oral octreotide and willing to do so. In that regard, please expand your disclosure to provide the material terms of each of your agreements with Novetide Ltd., Bachem Americas Inc., Lyophilization Services of New England Inc. and Encap Drug Delivery, including each party’s material rights and obligations, termination provisions and any payment provisions. Also, please file each of the agreements as exhibits in accordance with Item 601 of Regulation S-K. Alternatively, please provide an analysis as to why the company is not substantially dependent upon these agreements.

Response: The Company respectfully advises the Staff that it does not believe that its agreements with Novetide, Ltd. and Bachem Americas Inc. (each a “Supplier,” and each agreement, a “Supply Agreement”) and Lyophilization Services of New England Inc., and Encap Drug Delivery (each a “Manufacturer,” and each agreement, a “Manufacturing Agreement”, and together with the Supply Agreements, the “Agreements”) are material contracts under Item 601(b)(10) of Regulation S-K. Each Agreement was entered into in the ordinary course of business and the Company believes it could enter into alternative arrangements for substantially the same supplies or manufacturing services, as applicable, on substantially similar terms with another supplier or manufacturer, as applicable, without substantial disruption to its business. Therefore, the Company believes that it is not required to disclose further details of the Agreements in, or file them as exhibits to, the Registration Statement.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course of business. Each Supply Agreement is an ordinary course supply relationship pursuant to which the Supplier provides the Company certain raw materials for the production of oral octreotide for use in the Company’s clinical trials. These Supply Agreements ordinarily accompany the kind of business conducted by the Company. Each Manufacturing Agreement is an ordinary course manufacturing agreement in which the Manufacturer formulates the raw materials obtained from the Suppliers with the Company’s TPE technology and fills the substances into the oral octreotide gelatin capsules for use in the Company’s clinical trials. These Manufacturing Agreements ordinarily accompany the kind of business conducted by the Company. Of note, the Company respectfully advises the Staff that none of these agreements concern the supply of materials or manufacturing services for the Company’s expected needs as a commercial-stage company, if the FDA were to approve the Company’s oral octreotide product candidate.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Agreements. With respect to Item 601(b)(10)(ii)(B), the Company does not believe that it is substantially dependent on any one of the Supply Agreements because the raw materials supplied to the Company pursuant to the Supply Agreements are readily available to the Company from multiple alternative suppliers, which the Company believes could supply the same raw materials on substantially similar terms. In addition, the Company does not believe that it is substantially dependent on any one of the Manufacturing Agreements because the manufacturing processes performed pursuant to Manufacturing Agreements could be performed by other manufacturers, which the Company believes could perform the same processes on substantially similar terms. Although the Company would likely experience disruption if it were required to change suppliers or manufacturers, particularly due to the requirement that any new supplier or manufacturer be qualified with the FDA, the Company does not believe that such potential disruption causes it to be substantially dependent on the Suppliers and Manufacturers. Therefore, the Company does not believe that the Agreements are material contracts required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K.

With respect to the risk factors referenced in the Staff’s comment, the Company advises that Staff that primary purpose of these risk factors is to advise potential investors of the fact that certain activities significant to the Company’s business are currently outsourced to third parties and are expected to be outsourced to third parties in the future. As such, performance of these activities is not entirely within the control of the Company. This is a different matter from whether the Company is “substantially dependent” on any one supplier or manufacturer. Moreover, the Company does not believe that additional disclosure concerning the terms of customary agreements with any of these third parties would serve to better inform potential investors in making an investment decision concerning the

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Company generally, nor would disclosure of the terms of these agreements have any bearing on the risk the Company is seeking to identity in these risk factors. Accordingly, although the Company does not believe it is “substantially dependent” on any of these third parties for the reasons cited above, it does believe that its intention to outsource to third parties certain aspects of its business is an important consideration for investors and appropriate risk factor disclosure.

Patents, page 99

19.	We note you identify the following patent families or patent groups:

•	compositions of octreotide formulated with TPE;

•	capsules containing octreotide compositions;

•	methods of treating various conditions with octreotide compositions;

•	further uses of octreotide;

•	dosage regimens and methods of treating acromegaly; and

•	proprietary packaging.

For each of these groups please provide the following information:

•	the number of issued material patents,

•	the number of pending material applications,

•	the jurisdictions of each material patent or material patent application, and

•	the year of expiration or expected year of expiration of each material patent or material patent application.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Registration Statement to include the number of issued material patents, the number of pending material applications, the jurisdiction of each material patent and material patent application, and the year of expiration or expected year of expiration for each material patent and material patent application.

20.	Please disclose whether any of your intellectual property (including oral octreotide, TPE or your other product candidates) is subject to the rights of others, including any impairments, licenses or assignments. In that regard, we refer to your biographical disclosure relating to Dr. Mamluk. We note that Dr. Mamluk and the company have entered into an Intellectual Property Assignment Agreement. We also note your disclosure on page 3, that Dr. Mamluk, led the development of oral octreotide and is one of the primary inventors of your TPE platform. Please disclose the material terms of this agreement and file it as an exhibit, in accordance with Item 601 of Regulation S-K.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s intellectual property is not subject to the rights of any third parties. As the Staff notes, the Company has disclosed that Dr. Mamluk led the development of oral octreotide and was one of the primary inventors of the Company’s TPE technology. The Company has revised its disclosure on pages 3 and 99 of the Registration Statement in response to comment #3 to confirm that the Company’s TPE platform was developed internally by the Company’s scientists. The Company advises the Staff that Dr. Malmuk’s participation in the invention and development of the Company’s TPE technology was performed in her capacity as an employee of the Company.

The Company further advises the Staff that the Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Assignment Agreement referred to on page 130 of the Registration Statement (the “IP Assignment Agreement”), which was executed by Dr. Mamluk in connection with the commencement of her employment with the Company, is a customary agreement for companies in the biotechnology industry, forms of which have been executed by all of the Company’s employees, consultants, scientific advisors, contractors and partners involved in the development of the Company’s intellectual property. As is customary for agreements of this nature, the IP Assignment Agreement provides for the assignment to the Company of all intellectual property developed by employees and other services providers of the Company in the course of their service to the Company. The Company advises the Staff that there is nothing unusual about this customary agreement in the form in which it was signed by Dr. Mamluk.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, an issuer is not required to file as an exhibit to its registration statement contracts that are immaterial in amount or significance. Because this agreement is a customary, ordinary course agreement that is not unique to Dr. Mamluk, and in fact substantively identical to agreements customarily signed by employees throughout the biotechnology industry, the Company does not believe it is required to file the IP Assignment Agreement as an exhibit to the Registration Statement because the agreement is not material in amount or significance.

Services Agreement, page 137

21.	We note your reference to Dr. Patou as a “key person” in your prospectus and the tasks allocated to Dr. Patou, including the filing of drug applications, clinical development and product development, pursuant to the Services Agreement. In that regard, please file as an exhibit to your Form S-1 the Services Agreement with MPM Asset Management LLC and Gary Patou, M.D., your Senior Medical Advisor.

Response: The Company respectfully advises the Staff that it does not believe its services agreement (the “Services Agreement”) with MPM Asset Management LLC (“MPM”) is a material contract under Item 601(b)(10) of Regulation S-K because it is neither material to the Company nor material in amount or significance.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course. The consulting arrangement with MPM is an ordinary course arrangement providing for consulting services to be provided by Gary Patou, M.D., as Senior Medical Advisor to the Company on customary terms. Accordingly, the Company has determined that the Services Agreement is not a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Even if the contract is such as ordinarily accompanies the kind of business conducted by the Company, pursuant to Item 601(b)(10)(ii) of Regulation S-K, it is required to be filed if the Company’s directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties to the contract. The Services Agreement was entered into with MPM, a party affiliated with MPM Capital, affiliates of which are security holders named in the Registration Statement. However, the affiliates of MPM that are security holders are not a party to the Services Agreement and do not control MPM, and therefore the Services Agreement is not a contract described under Item 601(b)(10)(ii)(A) of Regulation S-K. Furthermore, an issuer is not required to file as an exhibit to its registration statement agreements that are immaterial in amount or significance. Because the Services Agreement is an ordinary course agreement on customary terms, the Company does not believe it is required to file the Services Agreement as an exhibit to the Registration Statement because the agreement is not material in amount or significance.

The Company advises the Staff that it has elected to disclose the material terms of the Services Agreement on page 142 of the Registration Statement under the heading “Certain Relationships and Related Party Transactions.” The Company does not believe that additional disclosure concerning the Services Agreement, through the filing of the agreement as an exhibit to the Registration Statement, would provide meaningful disclosure to investors concerning the terms of this arrangement.

22.	We refer to your disclosure regarding the consulting agreement with Waterloo Holdings Limited, an affiliate of a 10% holder of your outstanding stock. Please file the consulting agreement as an exhibit to your Form S-1.

Response: The Company respectfully advises the Staff that it does not believe that its consulting agreement (the “Consulting Agreement”) with Waterloo Holdings Limited (“Waterloo”) is a material contract under Item 601(b)(10) of Regulation S-K because it is neither material to the Company nor material in amount or significance.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course. The consulting arrangement with Waterloo is an ordinary course arrangement providing for consulting services to be provided by Morana-Jovan Embiricos, Ph.D. on customary terms. Accordingly, the Company has determined that the Consulting Agreement is not a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Even if the contract is such as ordinarily accompanies the kind of business conducted by the Company, pursuant to Item 601(b)(10)(ii) of Regulation S-K, it is required to be filed if the Company’s directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties to the contract. The Consulting Agreement was entered into with Waterloo, a party affiliated with F2 Capital, affiliates of which are security holders named in the Registration Statement. However, the affiliates of F2 Capital that are security holders are not a party to the Consulting Agreement and do not control Waterloo, and therefore the Consulting Agreement is not a contract described under Item 601(b)(10)(ii)(A) of Regulation S-K. Furthermore, an issuer is not required to file as an exhibit to its registration statement agreements that are immaterial in amount or significance. Because the Consulting Agreement is an ordinary course agreement on customary terms, the Company does not believe it is required to file the Consulting Agreement as an exhibit to the Registration Statement because the agreement is not material in amount or significance.

The Company advises the Staff that it has elected to disclose the material terms of the Consulting Agreement on page 142 of the Registration Statement under the heading “Certain Relationships and Related Party Transactions.” The Company does not believe that additional disclosure concerning the Consulting Agreement, through the filing of the agreement as an exhibit to the Registration Statement, would provide meaningful disclosure to investors concerning the terms of this arrangement.

Financial Statements

Note 9. Redeemable Convertible Preferred Stock

23.	Please tell us and disclose how you determined the initial carrying value of the Series D’ Preferred stock of $20.1 million and the accretion of deemed liquidation of Series D redeemable convertible preferred stock of $38.5 million and reference the supporting authoritative literature.

Response: The Company respectfully advises the Staff that during the years 2012 and 2013 the Company issued an aggregate of 38,504,439 shares of Series D redeemable convertible preferred stock (the “Series D Stock”) and warrants to purchase up to an aggregate of 15,506,791 shares of Common Stock at an exercise price of $0.01 per share (the “Warrants”), for aggregate gross proceeds of $38,504,439, of which $34,834,570 was allocated to the Series D Stock and $3,562,336 was allocated to the Warrants, net of issuance cost in the amount of $107,533.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

Since the Series D Stock was issued in conjunction with freestanding detachable warrants, the proceeds from the issuance were allocated to each freestanding instrument based on their relative fair value, in accordance with the guidance in ASC 470-20-25-2. As the Warrants meet the requirements for equity classification, its allocated proceeds were classified in equity (additional paid in capital) and the Series D Stock was classified in temporary equity at a discounted amount.

The Company applied SAB Topic 3.C which was included in the Codification in ASC-480-10-S99-2. Accordingly, the Company accreted the discount amount due to the Warrants allocation and issuance cost, using the interest method, until August 2014 which was the earliest redemption date of the Series D Stock according to the Company’s certificate of incorporation (the “Certificate”).

In the beginning of 2013, the Company’s consummation of a license agreement with F. Hoffman-La Roche Ltd. and Hoffman-La Roche Inc. (the “License Agreement”) triggered a “deemed liquidation event” as defined in Certificate. Pursuant to the Certificate, upon such an event, the Series D Stock was entitled to a redemption amount equal to its original issuance price plus $38,504,439. The Company elected to apply the method described in paragraph 15(b) of ASC 480-10-S99-3A for the increased redemption amount of the Series D Stock. Accordingly, the Company immediately recognized the change in the redemption value, in the amount of $38,504,439 against accumulated deficit.

As stated in Note 9 to the Company’s audited financial statements including the Registration Statement, in March 2013 the Company redeemed its outstanding Series D Stocks using, in part, proceeds received from License Agreement. The consideration for the redemption consisted of a cash consideration of $54,954,694 and the issuance of Series D’ redeemable convertible preferred stock (“Series D’ Stock”). The cash consideration was paid to the holders of the Series D Stock according to the liquidation preference set forth in the Certificate.

The Series D’ Stock bears similar rights, preferences and privileges to the Series D Stock other than changes to reflect the redemption payment described above. Therefore, the initial carrying value of $20,146,648 of Series D’ Stock at the redemption date represents the carrying amount of Series D Stock immediately after the cash payment mentioned above.

The carrying amount of Series D Stock was calculated as follows:

Total gross proceeds	$38,504,439
Allocation of proceeds to Warrants	$(3,562,336)
Issuance costs attributed to Series D Stock	$(107,533)

Initial carrying amount of Series D Stock	$34,834,570

Accretion according to SAB Topic 3.C of ASC-480-10-S99	$1,762,333
Accretion according to paragraph 15(b) of ASC 480-10-S99-3A	$38,504,439
Partial redemption of Series D Stock for cash	$(54,954,694)

Balance of Series D Stock as of March 29, 2013	$20,146,648

Initial carrying amount of Series D’ Stock	$20,146,648
Accretion according to SAB Topic 3.C of ASC-480-10-S99 (April-December 2013)	$1,010,979

Balance of Series D’ Stock as of December 31, 2013	$21,157,627

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

During 2014, the Company continued to accrete the discount amount due to the Warrant allocation and issuance cost, using the interest method, until August 2014 and recognized accretion in an amount of $896,559.

As of December 31, 2014, the Series D’ Stock was presented in an amount equal to its full redemption value.

In response to the Staff’s comment, the Company has amended the disclosure on page F-29 to further explain the foregoing.

Item 15. Recent Sales of Unregistered Securities, page II-3

24.	We refer to Footnote 17 of your Financial Statements and the grant of options to purchase an aggregate of 14,884,096 shares of common stock to certain officers, directors, employees and a consultant in 2015. Please update your recent sales of unregistered securities to include all sales of unregistered securities in accordance with Item 15 of Form S-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages II-2 and II-3 of the Registration Statement to include all sales of unregistered securities in accordance with Item 15 of Form S-1.

Other Comments

25.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed will be filed as promptly as practicable in one or more pre-effective amendments to the Registration Statement. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

<May 22, 2015>

26.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: In response to the Staff’s comment, the Company confirms that the graphics included in the Registration Statement are the only graphics the Company intends to use in its prospectus.

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is providing the slide presentation it has used for the “testing the waters” meetings it has conducted to date, which slide presentation constitutes the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (212) 459-7095 if you have any questions regarding this letter or the Registration Statement.

Sincerely,

/s/ Daniel A. Lang

Daniel A. Lang

Goodwin Procter LLP

cc:	Mark Leuchtenberger, President and Chief Executive Officer, Chiasma, Inc.
Michael H. Bison, Goodwin Procter LLP